UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated November 14, 2007
         CDC Software Expects Record Q3 2007 Revenue

1.02     Press release dated November 15, 2007
         CDC Corporation Provides Update on Share Repurchases

1.03     Press release dated November 19, 2007
         CDC Software Enables Harvey Nichols to Enhance the Customer
         Experience with Integrated CRM, Marketing Automation and Point of Sale Solutions

1.04     Press release dated November 26, 2007
         Lunar Capital Management and CDC Corporation Disclosure Proposal
         for Investment in Linktone Ltd.

1.05     Press release dated November 26, 2007
         Savills Asia Pacific Launches Property Management Solution Using
         CDC Software’s Pivotal CRM

1.06     Press release dated November 28, 2007
         CDC Software Introduces First Managed Software as a Service Enterprise
         Solution for Life Sciences

1.07     Press release dated November 29, 2007
         CDC Software’s Supply Chain Solutions Help Shanghai General Motors
         Expand Operations in China

1.08     Press release dated December 5, 2007
         CDC Games Plans to Launch Popular Manga Style Online Game in the
         United States

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: December 5, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated November 14, 2007 -- CDC Software Expects Record Q3 2007 Revenue
1.02	Press release dated November 15, 2007 -- CDC Corporation Provides Update on Share Repurchases
1.03	Press release dated November 19, 2007 -- CDC Software Enables Harvey Nichols to Enhance the Customer Experience with Integrated CRM, Marketing Automation and Point of Sale Solutions
1.04	Press release dated November 26, 2007 -- Lunar Capital Management and CDC Corporation Disclosure Proposal for Investment in Linktone Ltd.
1.05	Press release dated November 26, 2007 -- Savills Asia Pacific Launches Property Management Solution Using CDC Software’s Pivotal CRM
1.06	Press release dated November 28, 2007 -- CDC Software Introduces First Managed Software as a Service Enterprise Solution for Life Sciences
1.07	Press release dated November 29, 2007 -- CDC Software’s Supply Chain Solutions Help Shanghai General Motors Expand Operations in China
1.08	Press release dated December 5, 2007 -- CDC Games Plans to Launch Popular Manga Style Online Game in the United States